SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Textura Corporation
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

883211104
(CUSIP Number)

Jonathan Piurko
Northwater Capital Management Inc.
Suite 4000, Brookfield Place
TD Canada Trust Tower
161 Bay Street, P.O. Box 217
Toronto, Ontario  M5J 2S1
(416) 360-2090
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

David K. Boston
Danielle Scalzo
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

June 10, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 883211104	Page 2 of 8 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS David Patterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 883211104	Page 3 of 8 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Northwater Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 883211104	Page 4 of 8 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Northwater Capital Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 883211104	Page 5 of 8 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Northwater Intellectual Property Fund L.P. 1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 883211104	Page 6 of 8 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Northwater Intellectual Property Fund L.P. 3A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

Note to Schedule 13D
This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Textura Corporation, a Delaware corporation (the “Company”), and amends the Schedule 13D filed on June 7, 2013 (the “Original Schedule 13D”) as amended by Amendment No. 1 filed on May 29, 2015 (“Amendment No. 1”) and Amendment No. 2 filed on April 29, 2016 (“Amendment No. 2”, together with this Amendment No. 3, Amendment No. 1 and the Original Schedule 13D, the “Schedule 13D”) filed by (i) David Patterson ( “Mr. Patterson”), an individual, (ii) Northwater Capital Inc. (“NW Capital”), a corporation established under the laws of Ontario, (iii) Northwater Capital Management Inc. (“NW Capital Management” or “Northwater”), a corporation established under the laws of Ontario, (iv) Northwater Intellectual Property Fund L.P. 1 (“NWIP Fund 1”), a limited partnership established under the laws of Delaware, and (v) Northwater Intellectual Property Fund L.P. 3A (“NWIP Fund 3A”), a limited partnership established under the laws of Delaware (each of Mr. Patterson, NW Capital, NW Capital Management, NWIP Fund 1 and NWIP Fund 3A, a “Reporting Person” and collectively, the “Reporting Persons”).  The address of the Company’s principal executive offices is Textura Corporation, 1405 Lake Cook Road, Deerfield, IL 60015.
This Amendment No. 3 amends Item 4 and Item 5 as set forth below.  The filing of this Amendment No. 3 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.
Item 4.  Purpose of Transaction
On April 28, 2016, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, OC Acquisition LLC, a Delaware limited liability company (“Parent”), Tulip Acquisition Corporation, a Delaware corporation (“Merger Sub”) and Oracle Corporation, a Delaware corporation, pursuant to which Merger Sub made a tender offer (the “Offer”) to purchase any and all of the issued and outstanding shares of Common Stock at a price per share of $26.00 and, after acquiring shares of common stock pursuant to the Offer, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger (the “Transaction”).  The Transaction was consummated on June 10, 2016.
Item 5.          Interest in Securities of the Issuer
Items 5(a)-(c) and (e) of the Schedule 13D are amended and restated in their entirety to read as follows:

(a)-(b)              As a result of the Transaction, none of the Reporting Persons beneficially owns any shares of Common Stock.

(c)          On June 6, 2016, (i) NW Capital exercised a warrant to purchase 13,018 shares of Common Stock ($16.26 per share) on a cashless basis, resulting in the Company’s withholding of 8,144 of the warrant shares to pay the exercise price and issuing NW Capital the remaining 4,874 shares; (ii) NWIP Fund 3A exercised warrants to purchase (A) 177,814 shares of Common Stock ($15.00 per share) on a cashless basis, resulting in the Company’s withholding of 102,624 of the warrant shares to pay the exercise price and issuing to NWIP Fund 3A the remaining 75,190 shares, (B) 28,558 shares of Common Stock ($15.00 per share) on a cashless basis, resulting in the Company’s withholding of 16,482 of the warrant shares to pay the exercise price and issuing to NWIP Fund 3A the remaining 12,076 shares, and (C) 25,600 shares of Common Stock ($15.00 per share) on a cashless basis, resulting in the Company’s withholding of 13,711 of the warrant shares to pay the exercise price and issuing to NWIP Fund 3A the remaining 11,889 shares; and (iii) Northwater Intellectual Property Fund L.P. 2, a Delaware limited partnership ("NWIP Fund 2"), exercised warrants to purchase (A) 53,657 shares of Common Stock ($16.26 per share) on a cashless basis, resulting in the Company’s withholding of 33,569 of the warrant shares to pay the exercise price and issuing to NWIP Fund 2 the remaining 20,088 shares, (B) 34,969 shares of Common Stock ($16.26 per share) on a cashless basis, resulting in the Company’s withholding of 21,877 of the warrant shares to pay the exercise price and issuing to NWIP Fund 2 the remaining 13,092 shares, (C) 81,642 shares of Common Stock ($13.25 per share) on a cashless basis, resulting in the Company’s withholding of 41,622 of the warrant shares to pay the exercise price and issuing to NWIP Fund 2 the remaining 40,020 shares, and (D) 44,454 shares of Common Stock ($15.00 per share) price on a cashless basis, resulting in the Company’s withholding of 25,656 of the warrant shares to pay the exercise price and issuing to NWIP Fund 2 the remaining 18,798 shares (collectively, the “Cashless Warrant Exercise”).
Except for the (i) disposition of shares of Common Stock pursuant to the Cashless Warrant Exercise and (ii) tender and acceptance of the Common Stock in the Offer as described in Item 4, no transactions in securities of the Company were effected during the last sixty (60) days by the Reporting Persons.

(e)          As a result of the transactions described herein, on June 10, 2016, each of the Reporting Persons ceased to be the beneficial owner of more than five percent (5%)  of the outstanding Common Stock.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2016	DAVID PATTERSON /s/ David Patterson
Dated: June 13, 2016	NORTHWATER CAPITAL INC. By: /s/ Jonathan Piurko Name: Jonathan Piurko Title: Managing Director By: /s/ Frances Kordyback Name: Frances Kordyback Title: Managing Director
Dated: June 13, 2016	NORTHWATER CAPITAL MANAGEMENT INC. By: /s/ Jonathan Piurko Name: Jonathan Piurko Title: Managing Director By: /s/ Frances Kordyback Name: Frances Kordyback Title: Managing Director

Dated: June 13, 2016
NORTHWATER INTELLECTUAL PROPERTY FUND L.P. 1
 BY: NORTHWATER IP 1 GP INC., ITS GENERAL PARTNER

By:  /s/ Jonathan Piurko
     Name: Jonathan Piurko
      Title: Managing Director
By:  /s/ Frances Kordyback
     Name: Frances Kordyback
      Title: Managing Director

Dated: June 13, 2016
NORTHWATER INTELLECTUAL PROPERTY FUND L.P. 3A
 BY: NORTHWATER IP 3 GP INC., ITS GENERAL PARTNER

By:  /s/ Jonathan Piurko
     Name: Jonathan Piurko
      Title: Managing Director
By:  /s/ Frances Kordyback
     Name: Frances Kordyback
      Title: Managing Director